BAETA Corp.
1 Bridge Plaza, Suite 275
Fort Lee, NJ 07024
(201) 471-0988

March 15, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:	Request for Withdrawal of Registration Statement on Form S-1 File No.: 333-172070 Originally filed February 4, 2011, thereafter amended March 8, 2011

Securities and Exchange Commission:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”),BAETA Corp., a New Jersey corporation, (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-172070), together with all exhibits and amendments thereto (collectively the “Registration Statement”), effective as of the date hereof. The Registration Statement was initially filed with the Commission on February 4, 2011, and thereafter amended on March 8, 2011.

The Registrant is withdrawing the Registration Statement as it has decided not to pursue public financing at this time. The Registrant confirms that the Commission did not declare the Registration Statement effective, no prospective investors were solicited or contacted, and no securities have been distributed, issued or sold pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address set forth in the letterhead above with a copy to the Registrant’s counsel, The Sourlis Law Firm, Joseph M. Patricola, Esq., by facsimile to (732) 530-9008.  If you have any questions with respect to this matter, please contact Joseph M. Patricola, Esq. at (732) 618-2843.

Very truly yours,

BAETA Corp.

/s/ Leonid Pushkantser
By: Leonid Pushkantser
Title: CEO and Director

Cc:	The Sourlis Law Firm
Joseph M. Patricola, Esq.
The Courts of Red Bank
130 Maple Ave., Unit 9B2
Red Bank, NJ 07701